UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2014
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, Florida 32207
Telephone Number: (904) 357-4600

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

As of December 31, 2014 and 2013
and for the Year Ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Savings Plan Committee of the
Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of the Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ennis, Pellum & Associates, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 26, 2015

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31, 2014	December 31, 2013
Assets
Investments, at fair value (Notes 2, 3 and 4)	$13,506,281	$12,999,626

Receivables:
Notes receivable from participants	504,024	411,938
Participant contributions	28,509	25,813
Employer contributions	9,179	7,597
Securities sold	27,720	—
Accrued interest and dividends	1,024	937
Total receivables	570,456	446,285

Net Assets Reflecting Investments at Fair Value	14,076,737	13,445,911

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(774,537)	(733,764)

Net Assets Available for Benefits	$13,302,200	$12,712,147

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2014
Additions to Net Assets:
Investment Income (Loss):
Net depreciation in fair value of investments (Note 4)	$(220,053)
Interest and dividends (Note 5)	285,472
Interest on notes receivable from participants	19,303
Contributions:
Participant contributions	1,034,990
Employer contributions	300,070
Rollover contributions	163,591
Total Additions	1,583,373
Deductions from Net Assets:
Distributions to participants	(857,925)
Net increase before net transfers of assets from this plan	725,448
Net transfers of assets from this plan (Note 1)	(135,395)
Net increase	590,053

Net assets available for benefits:
Beginning of year	12,712,147
End of year	$13,302,200

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Notes to Financial Statements

1.	Description of the Plan
On May 27, 2014, the board of directors of Rayonier Inc. (“Rayonier”) approved the separation of its performance fibers segment from Rayonier to form an independent, publicly traded corporation named Rayonier Advanced Materials Inc. (“Rayonier Advanced Materials,” the “Company” or the “Sponsor”). Subsequently, the Company entered into a separation and distribution agreement with Rayonier (the “Separation Agreement”), whereby Rayonier agreed to distribute 100 percent of the outstanding common stock of the Company to Rayonier shareholders in a tax-free distribution. In accordance with the Separation Agreement, the two companies were separated and 42,176,565 shares of the Company’s common stock were distributed to Rayonier shareholders after the market closed on June 27, 2014 (the “Separation”). Each Rayonier shareholder received one share of Rayonier Advanced Materials stock for every three Rayonier shares held at the close of business on the record date of June 18, 2014. In connection with the Separation, the Rayonier - Fernandina Mill Savings Plan for Hourly Employees was renamed the Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees (the “Plan”).
The following brief description of the Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible hourly-paid bargaining unit employees of the Fernandina plant of Rayonier Advanced Materials Inc. Eligible employees may contribute to the Plan on the first day of the month following 120 days of service without interruption or the date on which one year of eligibility service is completed, whichever is earlier. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The Plan’s investments in Rayonier Advanced Materials Inc. common stock and Rayonier Inc. common shares are held in trust (the “Trust”) and is administered by Reliance Trust Company.
Contributions
Participants may contribute one percent to 16 percent of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution equal to 50 percent of the first six percent of each participant’s eligible compensation contributed to the Plan. The Company’s total annual matching contribution was limited to $1,150 per participant for the year ended December 31, 2014. Matching Company contributions are initially invested in the Rayonier Advanced Materials Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time, but may be subject to trading restrictions.
The Company closed enrollment in its defined benefit pension plans to new employees hired or rehired after April 2006. Effective May 2006, eligible employees hired or rehired after April 2006 receive an enhanced retirement contribution in addition to the standard matching contribution, in accordance with the collective bargaining agreement. For the year ended December 31, 2014, the enhanced retirement contribution was $1,500 annually for each eligible employee.
As a result of a new collective bargaining agreement covering Plan participants, beginning in 2015, the Company will make a non-elective annual contribution based on a combination of age and service for participants employed for at least one year as of the contribution date. The annual contribution will initially be invested based on participants’ investment selections. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time, subject to any applicable trading restrictions.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Notes to Financial Statements

Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions plus actual earnings/losses thereon. Participants vest in the Company contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $55,643 for the year ended December 31, 2014. During 2014, forfeitures of $2,797 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2014 and 2013, the balance in forfeited, non-vested accounts totaled $57,316 and $3,309, respectively, and remains available in the MassMutual Guaranteed Interest Account (“GIA”).
Transfers
The Company maintains three defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to transfer his account balance into the corresponding plan. The transfer would be included in the “Net transfers of assets from this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year. New investments in the Rayonier common shares investment option are prohibited; however participants may maintain existing balances in the investment option.
Participants are prohibited from transferring into Rayonier Advanced Materials Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in either a lump sum, over future periods, or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance in excess of a prescribed minimum at any time. Withdrawals from before-tax account balances and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Notes to Financial Statements

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 - Fair Value Measurements for additional information.
Fully benefit-responsive investment contracts, such as those held by the MassMutual GIA, are required to be reported at fair value pursuant to generally accepted accounting principles. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The guaranteed interest rate was 3.00 percent as of December 31, 2014 and 2013, respectively. The guaranteed interest rate is determined every six months.
The following table represents the annual interest credited to the account as a percentage of the average annual fair value of the MassMutual GIA:

Average yields	December 31, 2014	December 31, 2013
Based on actual earnings	2.63%	2.56%
Based on interest rate credited to participants	2.63%	2.56%
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination); (ii) breach of contract; or (iii) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such event is probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on an accrual basis. See Note 3 - Fair Value Measurements for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Notes to Financial Statements

Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and reflected as a component of the net appreciation in fair value of investments.
Subsequent Events
The Plan has evaluated events and transactions that occurred through June 26, 2015, the date the financial statements were issued. No subsequent events were identified that warranted disclosure.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices included in level one, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 -
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2014:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund (a)	$—	$1,215,623	$—	$1,215,623
Rayonier Advanced Materials Inc. Common Stock Fund	—	684,145	—	684,145
MassMutual GIA	—	—	6,941,233	6,941,233
Pooled Separate Investment Accounts:
Large Cap Equity	—	2,908,508	—	2,908,508
Asset Allocation	—	1,281,464	—	1,281,464
Small Cap Equity	—	160,809	—	160,809
International Equity	—	141,441	—	141,441
Intermediate Term Bond	—	89,559	—	89,559
Mid Cap Equity	—	83,499	—	83,499
Investments at Fair Value	$—	$6,565,048	$6,941,233	$13,506,281
(a) After review of the valuation technique and inputs used to determine the fair value of this asset, management determined it should be classified as level two. As such, the asset was transferred from level one to level two.

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2013:

Asset Category	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$6,462,717	$6,462,717
Rayonier Inc. Common Stock Fund	2,336,706	—	—	2,336,706
Pooled Separate Investment Accounts:
Large Cap Equity	—	2,568,338	—	2,568,338
Asset Allocation	—	967,286	—	967,286
Small Cap Equity	—	399,133	—	399,133
International Equity	—	113,538	—	113,538
Intermediate Term Bond	—	95,412	—	95,412
Mid Cap Equity	—	56,496	—	56,496
Investments at Fair Value	$2,336,706	$4,200,203	$6,462,717	$12,999,626
The asset or liability’s measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2014.

Level 2 -
Rayonier Advanced Materials Inc. and Rayonier Inc. Common Stock Funds - fair value measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.

MassMutual Pooled Separate Investment Accounts - fair value measured using the unit value calculated based on the net asset value (“NAV”) of the underlying pool of securities. The NAV is based on the fair value of the underlying investments held by each fund less liabilities. Purchases and sales may occur daily within these accounts. As of December 31, 2014 and 2013, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.

Level 3 -
MassMutual GIA - fair value is determined by the custodian using a market value based on an actuarial formula as defined by the contract. The GIA market value formula is equivalent to a serial bond with annual principal and interest payments valued to yield at the Barclays Capital U.S. Aggregate Index Yield Average (the assumed new money rate). Management assesses the reasonableness of the methodology by reviewing a variety of factors including internal control reports, the fund investment profile and financial strength ratios, economic conditions and overall credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Notes to Financial Statements

Changes in the fair value of the Plan’s level three assets during the year ended December 31, 2014 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$6,462,717
Interest income	176,441
Change in fair value of fully benefit-responsive investment contract	40,773
Purchases	1,327,660
Sales	(1,066,358)
Balance, end of year	$6,941,233
The following table outlines the valuation technique and significant inputs used to determine the fair value of the Plan’s level three assets as of December 31, 2014:

Instrument	Principal Valuation Technique	Unobservable Inputs	Significant Input Values
MassMutual GIA	Market Value Formula	Yield Average (a)	1.25%
		Interest Rate (b)	3.40%
		Annuity Present Value (c)	10.51
		Years to Maturity (d)	11.34
(a) The yield average is the Barclays Capital US Aggregate Index (excluding Treasuries) Yield Average.
(b) The interest rate applied to the market value formula is the weighted average interest rate for the Plan account funds. The rate is weighted to reflect the distribution of funds over various investment years.
(c) The present value of an immediate annuity for the years to maturity (d) at the yield average (a).
(d) Years to maturity input to the market value formula is the number of years to maturity of a serial bond whose duration is equal to that of the GIA assets.
The market value formula used to value the MassMutual GIA is sensitive to significant changes in the yield average and the interest rate. Material changes in these inputs could produce a significantly different fair value.

4.	Investments
The investments that represented five percent or more of the Plan’s Net Assets Available for Benefits as of December 31, were as follows:

	2014	2013
MassMutual GIA	$6,941,233	$6,462,717
American Funds Growth Fund of America	2,505,264	2,384,992
Rayonier Inc. Common Stock Fund	1,215,623	2,336,706
Rayonier Advanced Materials Inc. Common Stock Fund	684,145	—

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Notes to Financial Statements

During 2014, the net appreciation (depreciation) in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) was as follows:

Stock Funds	$(511,593)
Pooled Separate Investment Accounts	291,540
Net Depreciation in Fair Value of Investments	$(220,053)

5.	Dividends
The Plan received regular cash dividends of $0.14 per share on Rayonier Advanced Materials Inc. stock owned, totaling $4,219 and regular cash dividends totaling $104,724 on other stock accounts, during the year ended December 31, 2014.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Advanced Materials Inc. common stock. As Rayonier Advanced Materials Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2014, the Plan held approximately 30,299 shares of Rayonier Advanced Materials Inc. common stock, which represented less than 0.1 percent of the Company’s total shares outstanding. In addition, the Plan Sponsor paid certain expenses totaling $20,426.
At December 31, 2013, Rayonier was the Plan Sponsor and the Plan held approximately 51,264 shares of Rayonier common shares, which represented less than 0.1 percent of the Rayonier’s total shares outstanding.
Certain Plan investments are in holdings managed by MassMutual, the Plan’s custodian and record keeper. Accordingly, these transactions also qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status
The Plan has adopted a Volume Submitter Profit Sharing Plan with CODA Plan Document.  The Volume Submitter Plan received a favorable opinion letter from the IRS on March 31, 2008. The letter states the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees

Notes to Financial Statements

9.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2014 and 2013.

December 31, 2014
Net assets available for benefits per the financial statements	$13,302,200
Less: Contributions receivable	(37,688)
Net assets available for benefits per Form 5500	$13,264,512

December 31, 2013
Net assets available for benefits per the financial statements	$12,712,147
Less: Contributions receivable	(33,410)
Net assets available for benefits per Form 5500	$12,678,737
The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2014.

2014
Increase in net assets available for benefits before transfers per the financial statements	$725,448
Change in contributions receivable	(4,278)
Net income per Form 5500	$721,170

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
As of December 31, 2014

Plan Number 034
Employer Identification Number 46-4559529

(a)	(b) Identity of Issue	(c) Description	(e) Current Value
*	MassMutual	Guaranteed Interest Account	$6,941,233
*	MassMutual	American Funds Growth Fund of America	2,505,264
*	MassMutual	MM S&P 500 Index Fund	385,998
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2025 Fund	362,150
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2035 Fund	294,992
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2045 Fund	263,501
*	MassMutual	Wells Fargo Advantage Dow Jones Target Today Fund	260,348
*	MassMutual	Invesco Small Cap Discovery Fund	98,786
*	MassMutual	American Funds EuroPacific Growth Fund	97,172
*	MassMutual	Select MetWest Total Return Bond Fund	89,559
*	MassMutual	Northern Mid Cap Index Fund	83,499
*	MassMutual	MM Select Small Company Value Fund	62,023
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2015 Fund	51,593
*	MassMutual	Wells Fargo Advantage Dow Jones Target 2055 Fund	48,880
*	MassMutual	MM MSCI EAFE International Index Fund	34,419
*	MassMutual	MFS Value Fund	17,246
*	MassMutual	Oppenheimer Developing Markets Fund	9,850
	Stock Fund	Rayonier Inc. Common Shares	1,215,623
*	Stock Fund	Rayonier Advanced Materials Inc. Common Stock	684,145
*	Participant Loans	Participant Loans**	504,024
			$14,010,305

*	Denotes exempt party-in-interest transaction.
**	The loans bear fixed interest rates of 4.25 percent with maturities through April 21, 2026.
	Note: Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rayonier Advanced Materials Inc. Fernandina Mill Savings Plan for Hourly Employees
(Name of Plan)

/s/ JAMES L POSZE
James L Posze
Plan Administrator

Date: June 26, 2015

Exhibit Index

Exhibit No.	Description	Location
23	Consent of Independent Registered Public Accounting Firm	Filed herewith